UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: April 14, 2016

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

On April 14, 2016, Navios Maritime Acquisition Corporation (“Navios Acquisition”) issued a press release announcing the termination of the loan agreement, dated March 9, 2016, with Navios Maritime Holdings Inc. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

On April 18, 2016, Navios Acquisition announced that it has agreed to sell to an unaffiliated third party the Nave Constellation, a 2013-built chemical tanker of 45,281 dwt, and the Nave Universe, a 2013-built chemical tanker of 45,513 dwt, for a sale price of $74.6 million. The vessels were acquired in 2013 for a total purchase price of $67.2 million. Closing of the transaction is expected in the third quarter of 2016, following the completion of vessels’ chartering commitments. A copy of the press release is furnished as Exhibit 99.2 to this report and is incorporated herein by reference.

On April 21, 2016, Navios Acquisition announced the employment of three MR2 product tankers. The Nave Equator has been chartered to a high-quality counterparty for 18 months at $17,000 (net) per day. The Nave Titan and the Nave Orion have had their charters extended for one year, following the charterers’ options being exercised. Pursuant to the options, the applicable increased base rates are $15,306 and $14,813 (net) per day, respectively, plus profit sharing. A copy of the press release is furnished as Exhibit 99.3 to this report and is incorporated herein by reference.

The information contained in this report is hereby incorporated by reference into Navios Acquisition’s Registration Statements on Form F-3, File Nos. 333-170896 and 333-191266.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release dated April 14, 2016

99.2	Press Release dated April 18, 2016

99.3	Press Release dated April 21, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: April 21, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated April 14, 2016

99.2	Press Release dated April 18, 2016

99.3	Press Release dated April 21, 2016